UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September, 2024

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On September 24, 2024, Roger Hamilton, Chief Executive Officer and a Director of Genius Group Limited (the “Company”) was made aware of an attempt by the Chairman of the Company’s Board of Directors, Michael Moe, to hold a board meeting of the Company without notice to him and at least one other director. Singapore counsel has advised the Company that such attempt to hold a Board meeting is not valid under Singapore law and thus any actions purported to have taken place at such alleged meeting, including, but not limited to, termination of Mr. Hamilton as CEO, are invalid.

Furthermore, the Company has received allegations from shareholders of LZG International Inc., the seller of Prime Source Acquisition, Inc. to the Company, that LZGI’s principals, Michael Moe and Peter Ritz, have not complied with LZGI’s corporate governance obligations in connection with the Prime Source transaction and the issuance of LZGI shares to themselves. The Company has also recently learned about issues relating to the corporate structure and representations regarding the ownership and control of shares and the alleged financial obligations of Prime Source itself, which may be in violation of the transactional documents between the Company and LGZI. Under these circumstances, the Company is in the process of investigating these allegations, through counsel, who have been asked to provide recommendations to the Company about any remedial steps, including litigation, that may be appropriate going forward.

The Company has terminated Mr. Ritz’s employment with the Company and is consulting with counsel with respect to further action as to Mr. Moe and Mr. Ritz.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: September 24, 2024
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)